Exhibit 99.1
News

FOR IMMEDIATE RELEASE
BMO Financial Group Restated Quarterly Earnings Available on SEDAR
TORONTO, May 28, 2007 — BMO Financial Group announced today that it has filed its restated interim financial statements and MD&A for the first quarter ending January 31, 2007. The restated financial statements and MD&A may be accessed at www.sedar.com.
As previously announced on May 17, 2007, and as noted in BMO Financial Group’s second quarter 2007 earnings release on May 23, the interim financial statements and MD&A for the first quarter of 2007 were restated to reflect the effects of commodities trading losses that relate to that quarter.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Viki Lazaris, Senior Vice-President, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Director, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com